FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Baytex Energy Corp. ("Baytex")
2800, 520 – 3rd Avenue S.W.
Calgary, Alberta  T2P 0R3

2.	Date of Material Change:

August 1, 2012

3.	News Release:

Press release issued on August 1, 2012 by Baytex and disseminated through the facilities of Marketwire.

4.	Summary of Material Change:

Baytex announced that its Board of Directors has approved the appointment of James L. Bowzer as President, Chief Executive Officer and a Director effective September 4, 2012.

5.	Full Description of Material Change:

Baytex announced that its Board of Directors has approved the appointment of James L. Bowzer as President, Chief Executive Officer and a Director effective September 4, 2012.

Mr. Bowzer most recently served as Vice President, North America Production Operations for Marathon Oil Corporation ("Marathon") in Houston, Texas. He has over 30 years of global experience leading large organizations, directing new projects and developing successful leaders. Since 2008, he has been responsible for Marathon's expansive domestic portfolio, which includes unconventional plays in the Bakken, Niobrara and Anadarko Woodford in the United States and heavy oil in Canada, and conventional plays in Alaska, Colorado, Louisiana, Oklahoma, Texas and Wyoming. From 2006 to 2008, Mr. Bowzer was Marathon's Regional Vice President, International Production, covering a diverse mix of significant businesses including operations in Norway, the United Kingdom, Ireland, and Africa. Prior thereto, he reported directly to the CEO of Marathon as General Manager, Strategic Planning, responsible for strategy, financial and economic valuation and business development activities. Mr. Bowzer has held a number of leadership and technical positions at Marathon in its various domestic and international operations.

Mr. Bowzer has a Bachelor of Science degree in Petroleum Engineering from the University of Wyoming and completed the Advanced Management Program at the Graduate School of Business at Indiana University. He has served on the board of directors of many industry and professional associations.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102: N/A

7.	Omitted Information: N/A

8.	Executive Officer:

For further information, please contact:

Raymond T. Chan
Executive Chairman and Interim Chief Executive Officer
Baytex Energy Corp.

Telephone:  (587) 952-3000

Fax:  (587) 952-3029

9.	Date of Report:

August 7, 2012